SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

PE 8-1-02

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02052297

PE 8-1-02

For the month of August 2002.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(Translation of Registrant's Name Into English)

10 Hayezira Street, Ra'anana 43000 Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

[UNOFFICIAL TRANSLATION]

(Regulation 5)

Notice regarding the changes in the structure of the bourd

(Section 140(4) of the companies law, 5759-1999 (hereinafter: the "Law"))

Company no.		
52	004389	4

The company name
Marnetics Broadband Technologies Ltd.

Appointed directors details

Date of appointment			Address	I.D. number[1]	A corporation acting as a director	Director's name	
date	month	year			corporation name	family	Sur
04	10	1999	44 Ceserea street, Beer Sheva	054660733		Shelly	Yossi
04	10	1999	16/10 Rimlat street, Raanana	051170884		Rubin	Moshe
28	10	2001	22 Smadar street, Ramat Gan	06451175		Piasetzky	Joshua
03	07	2002	Foreign National (Netherlands)	999999999		Roine	Pekka

Date of commencement of term of office[2]			
date	month	year	Director's name

[1] whom ever does not have an Israeli I.D., his passport number and the country where it was issued in must be specified and have attached to the first report regarding him, a copy as stated in Regulation 16 of the Companies Regulations (reporting, details of registration and forms) 5760-1999. If the director is a corporation, its registration number should be specified. If regarding a foreign corporation to the first report regarding it there shall be attached a copy of its incorporation certificate and the necessary consents as specified in the above Regulation 16.

[2] This table only should be filled by a company which that which is stated in section 221 of the law applies to and which determined that the date of commencement of term of office of the director will begin at a later date then the date of appointment.

Details of a director appointed in behalf of a corporation

Address					I.D. number			Name of director acting on it's behalf		Name of corporation on behalf of which the director was appointed
zip code	No.	street	city	state	z	serial number	sb	Family	Sur	

Details of directors which have ceased to hold office

Date of change			I.D. number			A corporation working as a director	Directors name	
date	month	year	z	serial number	sb	Corporation name	Sur	Family
02	12	2001	0	5681646	6		Baruch	Schechter
05	06	2002	0	5355879	7		Jacob	Ben-Gur
03	07	2002	9	5666666	6		Ilja	Bobbert

The notice should be filed within a period of 14 days from the date of change

The changes specified in this form have been made _ v_ /not been made ___ in the register of directors according to section 224 of the Law (mark the appropriate option)or specify comments ___.
I state that I am an office holder of the company as specified in section 39 of the Law.

/s/ Menachem Gurman	7/7/02	Legal Advisor	024245478	Menachem Gurman
Signature	Date	Position in the corporation	I.D. number	Name of the person filling the form

[UNOFFICIAL TRANSLATION]

[UNOFFICIAL TRANSLATION]

)Regulation 5(

Notice regarding the changes in the structure of the bourd

(Section 140(4) of the companies law, 5759-1999 (hereinafter: the "Law"))

Company no.		
52	004389	4

The company name
Marnetics Broadband Technologies Ltd.

Appointed directors details

Date of appointment			Address	I.D. number[3]	A corporation acting as a director	Director's name	
date	month	year			corporation name	family	first

Date of commencement of term of office[4]			
date	month	year	Director's name

[1] whom ever does not have an Israeli I.D., his passport number and the country where it was issued in must be specified and have attached to the first report regarding him, a copy as stated in Regulation 16 of the Companies Regulations (reporting, details of registration and forms) 5760-1999. If the director is a corporation, its registration number should be specified. If regarding a foreign corporation to the first report regarding it there shall be attached a copy of its incorporation certificate and the necessary consents as specified in the above Regulation 16.

[2] This table only should be filled by a company which that which is stated in section 221 of the law applies to and which determined that the date of commencement of term of office of the director will begin at a later date then the date of appointment.

Details of a director appointed in behalf of a corporation

Address					I.D. number			Name of director acting on it's behalf		Name of corporation on behalf of which the director was appointed
zip code	No.	street	city	state	z	serial number	sb	Family	Sur	

Details of directors which have ceased to hold office

Date of change			I.D. number			A corporation working as a director	Directors name	
date	month	year	z	serial number	sb	Corporation name	Sur	Family
31	07	2002	5	0343094	4		Moshe	Kessner

The notice should be filed within a period of 14 days from the date of change

The changes specified in this form have been made _ v_ /not been made ___ in the register of directors according to section 224 of the Law (mark the appropriate option)or specify comments ___.

I state that I am an office holder of the company as specified in section 39 of the Law.

/s/ Menachem Gurman	7/7/02	Legal Advisor	024245478	Menachem Gurman
Signature	Date	Position in the corporation	I.D. number	Name of the person filling the form

[UNOFFICIAL TRANSLATION]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARNETICS BROADBAND TECHNOLOGIES LTD.

Dated: August 14, 2002

By: ______________________
Menachem Reinschmidt, CEO

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